April 9, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549
Attention: John Stickel

Ref.:                     Ardagh Metal Packaging S.A.

Registration Statement on Form F-4

Filed March 8, 2021

File No. 333-254005

Dear Mr. Stickel:

On behalf of Ardagh Metal Packaging S.A. (the “Company”), we are providing this response letter in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated April 2, 2021 (the “Comment Letter”) regarding the Company’s Registration Statement on Form F-4 (the “Registration Statement”), which was originally filed with the Commission on March 8, 2021. The Company is today filing with the Commission Amendment No. 1 to the Registration Statement (“Amendment No. 1”) reflecting, among other things, the revisions set forth below.

For your convenience, we have reproduced below in italics the text of the Comment Letter, followed by the Company’s response. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Registration Statement. Page references included in the Company’s responses are to those contained in Amendment No. 1.

General, page i

1.                                      Please briefly disclose in the Notice of Special Meeting section following the Cover Page, as well as in any other pertinent section of the registration statement, the two proposals as described on page 176 that make up the Governance Proposal. Also, discuss the compulsory share transfer provision on page 5 in the Summary Term Sheet section and on page 17 in the Q&A related to the Governance Proposal. Further, clarify in these respective sections that since AGSA will own approximately 80% of the outstanding AMPSA Shares upon completion of the merger, it will have the right to invoke the compulsory share transfer provision included in AMPSA’s Articles of Association.

Response:  In response to the Staff’s comment, the disclosure on the cover page of the preliminary proxy statement, in the Notice of Special Meeting section following such cover page and on pages 5, 6, 11, 15, 18, 48, 118 and 182 of Amendment No. 1 has been revised.

Market and Industry Data, page 3

2.                                      Please advise whether the data provided by Smithers Pira was obtained from a market report commissioned by you. If so, please file a consent pursuant to Rule 436 of the Securities Act as an exhibit to your registration statement or explain to us why this is not required.

Response:  The Company respectfully advises the Staff that the industry and sector data provided by Smithers Pira was sourced from a market report by Smithers Pira that was not commissioned by the Company.

What happens if the Merger Proposal is not approved?, page 18

3.                                      Please revise to clarify here, if true, that you may amend your certificate of incorporation to extend your business combination deadline. We note your related disclosure on page 28 and in the risk factor on page 92. If there are reasons why you cannot or will not seek shareholder approval to extend such deadline, please state why. Please add similar clarification elsewhere in your filing where you mention the August 10, 2022 deadline.

Response:  The Company respectfully advises the Staff that GHV’s certificate of incorporation may be amended by the board of directors of GHV, including to extend the business combination deadline, but that any such amendment would require the adoption of such amendment by the affirmative vote of the holders of 65% of all then outstanding shares of the GHV Common Stock. In response to the Staff’s comment, the disclosure on pages 19, 24, 25, 29, 50, 52, 94, 96, 120 and 125 of Amendment No. 1 has been revised.

What vote is required to approve the proposals presented at the Special Meeting?, page 18

4.                                      Please revise to discuss the minimum percentage of GHV Common Stock held by Public Stockholders that may need to vote in favor of the Merger Proposal in order to approve the proposal. In that regard we note that your Initial Stockholders have agreed to vote their shares of GHV Common Stock in favor of the Merger Proposal.

Response:  In response to the Staff’s comment, the disclosure in Notice of Special Meeting section following the cover page of the preliminary proxy statement and on pages 19, 49 and 119 of Amendment No. 1 has been revised.

Shareholders Agreement, page 36

5.                                      We note your disclosure that so long as Ardagh Group holds at least 40% of the outstanding shares in AMPSA, Ardagh Group will have the right to approve certain material actions to be taken by AMPSA. Please clarify what these “material actions” are under this agreement.

Response:  In response to the Staff’s comment, the disclosure on pages 38 and 158 of Amendment No. 1 has been revised.

Organizational Structure, page 43

6.                                      We note your disclosure on page 45 that the diagram shows the pro forma ownership percentages and structure of AMPSA immediately following the consummation of the PIPE and the merger. However, the diagram does not appear to show the anticipated ownership percentages. Please reconcile the diagram here and on page 144 to include the anticipated ownership percentages following the merger or advise.

Response:  In response to the Staff’s comment, the disclosure on pages 47 and 150 of Amendment No. 1 has been revised.

Unaudited Pro Forma Condensed Combined Financial Information

Transaction Accounting Adjustments (assuming No Redemption)

Adjustment (9), page 108

7.                                      Please disclose the number of AMPSA shares issued in exchange for GHV Class A common Stock and Class F common stock. In addition, provide a note detailing the AMPSA shares issued in the Business Combination and related transactions, reconciling to weighted average AMPSA shares outstanding disclosed on page 110, under both the scenarios-assuming no redemption and maximum redemption.

Response:  In response to the Staff’s comment, the disclosure on page 108 of Amendment No. 1 has been revised.

Adjustment (15) and Adjustment (19), page 109

8.                                      We note your disclosure that the difference in the estimated fair value of equity instruments, i.e. shares and warrants issued by AMPSA, over the fair value of identifiable net assets of GHV represents a service for listing of the AMPSA shares. Please provide the computations of cost of service for listing AMPSA shares under both the scenarios- assuming no redemption and maximum redemption.

Response:  In response to the Staff’s comment, the disclosure on pages 112 and 113 of Amendment No. 1 has been revised. The Company respectfully advises the Staff that the date used to determine the market prices of the GHV shares and warrants for purposes of the calculation upon which the preliminary cost of services is based will be brought forward in the effective Registration Statement.

Background of the Business Combination, page 122

9.                                      Please expand the disclosure in this section to include a more detailed description of the negotiations surrounding the material terms of the merger agreement and the other agreements related to the business combination. For example, please specify which of the parties recommended the initial consideration, explain how that amount was determined, and describe how the consideration changed over the course of the negotiations until the parties arrived at the final consideration amount. Please provide similar disclosure with respect to the form and mix of consideration and the adjustments thereto, the earn-out right, and the material terms of the PIPE agreements and the services agreement. See Item 14(b)(7) of Schedule 14A.

Response:  In response to the Staff’s comment, the disclosure on pages 128 through 133 of Amendment No. 1 has been revised to provide more robust disclosure surrounding the negotiations of the Business Combination Agreement, the Subscription Agreements and the Services Agreement.

10.                               We note your disclosure on page 123 that, during a November 30, 2020 virtual meeting, Mr. Stone conveyed to Mr. Coulson “how a potential business combination involving the Company and AMPSA would be structured, including that GHV contemplated raising additional equity capital from private investors in connection with a potential business combination.” Please expand your disclosure to explain whether you considered any alternative financing arrangements, and, if so, why you ultimately determined to pursue the PIPE Investment.

Response:  In response to the Staff’s comment, the disclosure on page 127 of Amendment No. 1 has been revised.

11.                               Please clarify the role played by Deutsche Bank in the discussions leading to the Business Combination. We note it participated in a virtual meeting on December 29, 2020, began undertaking additional diligence of the AMP Business and began the preparation of the investor presentation with respect to the Potential Private Placement on January 5, 2021, and participated in frequent telephonic conferences and virtual meetings to discuss the status and progress of the Potential Private Placement between January 26, 2021 and February 19, 2021.

Response:  In response to the Staff’s comment, the disclosure on page 128 of Amendment No. 1 has been revised.

Certain Financial Projections Provided to GHV’s Board, page 136

12.                               We note your attempt to limit reliance on the disclosed financial projections in the first paragraph of this section, as well as the first paragraph and third to last paragraph on page 137. Although you may place the disclosed information in appropriate context, by disclosing underlying assumptions and discussing the purposes for which the information was prepared, because this information constitutes public disclosure, you may not limit reliance in this way. Please revise to remove broad limitations on reliance.

Response:  In response to the Staff’s comment, the disclosure on pages 142 and 143 of Amendment No. 1 has been revised.

The Business Combination Agreement

The Structure of the Business Combination, page 142

13.                               We note that AMPSA intends to incur indebtedness in an amount that would yield net proceeds of not less than $2,315,000,000 and have an aggregate principal amount of no more than $2,800,000,000. Please disclose the material terms, quantitatively if known, resulting in the difference between the net proceeds and the principal.

Response:  The Company respectfully advises the Staff that it is a condition to GHV’s obligation to consummate the Merger that AMPSA has completed the Debt Financing, which is defined in the Business Combination Agreement as a debt financing that generates net proceeds of at least $2,315,000,000 and results in the incurrence of indebtedness in an aggregate principal amount of no more than $2,800,000,000.  $2,315,000,000 is the amount that was required under the Business Combination Agreement to be paid to Ardagh Group on the date the AMP Business was transferred to subsidiaries of AMPSA, and the $2,800,000,000 amount was the agreed amount of maximum debt financing that AMPSA could incur before the closing of the Merger.  $485,000,000, the difference between the amount that was paid to Ardagh Group on April 1, 2021, the date that the AMP Business was transferred to subsidiaries of AMPSA, and the balance of the proceeds of the Debt Financing before related fees and related expenses, will be retained by AMPSA and used to pay the costs and expenses incurred by Ardagh Group, AMPSA and GHV in connection with the Transactions and for other corporate purposes of AMPSA as set forth under the Sources and Uses for the Business Combination section beginning on page 178 of Amendment No. 1.  The Company completed the Notes Offering, which constitutes the Debt Financing, on March 12, 2021, incurring indebtedness in an aggregate principal amount of approximately $2.8 billion. In response to the Staff’s comment, the disclosure on the cover page of the preliminary proxy statement and pages 10, 12, 34 and 148 of Amendment No. 1 has been revised and updated to reflect the completion of the Notes Offering.

Our Competitive Strengths, page 181

14.                               Please expand your disclosure to describe how you have significantly diversified your customer base in North America and define what constitutes a “specialty” can. Please also clarify the “high degree of indirect ownership” the Chairman has in the Company.

Response:   In response to the Staff’s comment, the disclosure on pages 188 and 189 of Amendment No. 1 has been revised.

AMPSA Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Results, page 203

15.                               Please expand your disclosures of income tax expense to discuss the changes in the effective tax rate from period to period and correspondingly the significant factors that impacted the rate from period to period. Please quantify the material factors disclosed as well as whether the material factors impacting the effective tax rate are expected to have a continuing impact. Please specifically disclose whether you are aware of any reasons why the effective tax rate in the historical financial statements may not be indicative of your expected effective tax rate in future periods.

Response:  In response to the Staff’s comment, the disclosure on pages 211, 213 and 214 of Amendment No. 1 has been revised.

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We thank you for your prompt attention to this submission.  We hope the foregoing answers are responsive to your comments.  If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 848-7333.

Very truly yours,

/s/ Richard B. Alsop, Esq.

cc:                                Oliver Graham, Chief Executive Officer, Ardagh Metal Packaging S.A.

Mark Stone, Chief Executive Officer and President, Gores Holdings V, Inc.

James R. Griffin, Esq., Weil, Gotshal & Manges LLP